United States
Securities and Exchange Commission
Washington, D.C.  20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant To Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934

For the month of October, 2003

GRUMA, S.A. de C.V. (GRUMA, INC.)
(Translation of Registrant's name into English)

Calzada del Valle Ote. 407
Col. Del Valle, San Pedro Garza Garcia, N.L. Mexico 66220
(Address of principal office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X  Form 40-F ___

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ___ No  X

CONTENTS
* Press Release  October 23, 2003

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRUMA, S.A. de C.V.

By     /s/ Raul Cavazos Morales
       ___________________________
Raul Cavazos Morales
Chief Financial Officer
Date: October 23, 2003

Contacts: Rogelio Sanchez (52 81) 8399-3312 rogelio_sanchez@gruma.com Lilia Gomez (52 81) 8399-3324 lilia_gomez@gruma.com Fax: (52 81) 8399-3359 Web site: http://www.gruma.com
Monterrey, N.L., Mexico, October 23, 2003	New York Stock Exchange: GMK Bolsa Mexicana de Valores: GRUMAB

MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION FOR THIRD QUARTER 2003
 (PESOS AMOUNTS ARE STATED IN MILLIONS IN CONSTANT TERMS AS OF SEPTEMBER 30, 2003)

SUMMARY AND CONSOLIDATED FINANCIAL HIGHLIGHTS

During 3Q03, GRUMA significantly improved its financial results. Sales volume increased 7%, and net sales and operating profit improved 12% and 15%, respectively. The company reduced debt by US$50 million since September 30, 2002, and US$38 million since June 30, 2003.

Gruma Corporation continued to drive GRUMA's improvement with net sales growth of 13% and a 19% rise in EBITDA, while the Venezuela operations1 increased net sales by 24% and EBITDA by 47%. GIMSA increased sales volume by 1% and continued to restore margins by implementing price increases in order to compensate for higher corn costs. Although margins are lower compared to 3Q02, they have shown an upward trend quarter by quarter during 2003 and are expected to continue improving when the company implements additional price increases toward the end of 4Q03.

GRUMA continued its efforts to reduce debt, which, in dollar terms, dropped 8% since September 30, 2002, and 6% since June 30, 2003.

Consolidated Financial Highlights
(Ps millions)

	3Q03	3Q02	VAR (%)
VOLUME (thousand metric tons)	925	863	7
NET SALES	5,842	5,234	12
OPERATING INCOME	479	417	15
OPERATING MARGIN	8.2%	8.0%	20 bp
EBITDA	744	669	11
EBITDA MARGIN	12.7%	12.8%	(10) bp
MAJORITY NET INCOME	56	129	(56)
ROE	4.9%	3.8%	110 bp

Debt
(US$ millions)
Sep.'03	Jun.'02	Var (%)	Dec'02	Var (%)	Jun.'02	Var (%)
600	638	(6)	656	(8)	650	(8)

1  Refers to MONACA and DEMASECA, GRUMA's operating subsidiaries in Venezuela.

CONSOLIDATED RESULTS OF OPERATIONS 3Q03 vs. 3Q02

Sales volume rose 7% as a result of higher volumes in all subsidiaries, especially Gruma Corporation and the Venezuela operations. The volume increases, together with higher prices related to higher corn and wheat costs, caused a 12% increase in net sales. Sales from foreign operations constituted 69% of consolidated net sales.

Cost of sales as a percentage of net sales increased to 63.4% from 62.5%, resulting primarily from GIMSA and Molinera de Mexico. Cost of sales in GIMSA rose because GIMSA's price increases did not fully reflect higher corn costs. Molinera de Mexico was not able to pass on the increases in wheat costs through higher wheat flour prices because of tough competition among Mexico's largest wheat flour producers. In absolute terms, cost of sales rose 13% due principally to the higher sales volume and higher corn and wheat costs mentioned above.

Selling, general, and administrative expenses (SG&A) as a percentage of net sales dropped to 28.3% from 29.5%, which decrease was driven mainly by better expense absorption within the Venezuela operations. In absolute terms, SG&A increased 7% mostly because of higher net sales in Gruma Corporation.

The 15% increase in GRUMA's consolidated operating income was driven by 22% and 61% increases in operating income in Gruma Corporation and the Venezuela operations, respectively, both result from higher sales volume and better pricing. Operating margin increased to 8.2% from 8.0% for the same reasons.

Net Comprehensive Financing Cost

(Ps millions)

Items	3Q03	3Q02	Change	Comments
Interest expense	129	147	(18)	Lower debt and lower interest rates
Interest income	(13)	(14)	1	Lower interest rates
FX loss (gain)	82	32	51	Higher peso devaluation in 3Q03 than in 3Q02
Monetary position loss (gain)	(13)	(12)	(1)
Total	185	153	32

Taxes and employees' profit sharing totaled Ps 233 million, Ps 76 million higher than in 3Q02, due primarily to higher deferred income taxes and, to a lesser extent, better performance in Gruma Corporation and the Venezuelan operations. The effective tax rate was 91.0%.

GRUMA's share of net income in unconsolidated associated companies (Grupo Financiero Banorte (''Banorte'')) totaled Ps 65 million, Ps 39 million less than in 3Q02.

GRUMA's total net income was Ps 88 million. The company reported majority net income of Ps 56 million, Ps 72 million less than in the same period last year, mainly because of the aforementioned higher income taxes and FX losses.

FINANCIAL POSITION September 2003 vs. June 2003

Balance Sheet Highlights
 Total assets were Ps 22,434 million, Ps 19 million higher. Major changes were as follows:

  A Ps 304 million increase in cash, driven mainly by the Venezuela operations, GIMSA, and the sale of certain nonproductive assets. In Venezuela, cash increased in connection with the strong improvement in results, lower outstanding days for accounts receivable, lower corn inventories due to the delayed procurement season, and increased accounts payable due to higher sales volume. In GIMSA, cash increased due to the seasonal reduction of corn inventories.
  Property, plant, and equipment, net, declined Ps 216 million because of the sale of some nonproductive assets.

Total liabilities were Ps 10,230 million, Ps 293 million higher, mainly as a result of higher short-term accrued liabilities in connection with corn purchasing in Gruma Corporation.

Stockholders' equity on September 30, 2003, totaled Ps 12,204 million, 2% lower than the balance on June 30, 2003.

Schedule of Debt Amortizations and Debt Ratios
As of September 30, 2003, 99% of GRUMA's debt was dollar denominated, and 3% was short term.

Schedule of Debt Amortizations
(US$ millions)

	ST	2004	2005	2006	2007...	Total
Syndicated loan		50	250			300
Yankee bond					250	250
Private placement	1	1	1	2	13	18
Other	16	4	2		10	32
TOTAL	17	55	253	2	273	600

Debt Ratios

(Last twelve months)

	3Q03	2Q03	3Q02
Debt/EBITDA	2.4	2.5	2.8
Net Debt/EBITDA	2.1	2.3	2.5
EBITDA/net interest expense	5.1	4.9	4.6

INVESTMENT PROGRAM

GRUMA's investments totaled Ps 268 million during 3Q03 and were applied mainly to expand Gruma Corporation's capacity and upgrade its technology.

FINANCIAL RATIOS

Operational Ratios

	3Q03	2Q03	3Q02
Accounts receivable outstanding (days to sales)	35	36	39
Inventory turnover (days to cost of sales)	56	61	56
Net working capital turnover (days to sales)	47	54	45
Asset turnover (total assets to sales)	1.0	1.0	1.1

Profitability Ratios

	3Q03%	2Q03%	3Q02%
ROA	2.7	3.0	2.1
ROE	4.9	5.5	3.8
ROIC	6.5	6.4	5.0

SUBSIDIARY RESULTS 3Q03 vs. 3Q02

GRUMA CORPORATION
 Sales volume increased 10% over last year, as both the tortilla and corn flour businesses enjoyed significant growth.
   The 11% increase in tortilla volume was driven primarily by a 23% increase in corn tortilla volume.
    The increase in corn tortilla volume reflected the successful rollout, at the end of 3Q02, of the ''Great New Taste'' recipe for corn tortillas for retail sale. Also, foodservice corn tortillas sales rose as a result of specific promotional activities aimed at increasing corn tortilla penetration in all domestic markets.
    Wheat flour tortillas continued to show significant volume growth, particularly in the foodservice segment, because (1) the company has created new recipes specifically for wheat flour tortillas, and (2) several major restaurant chain customers have been promoting menu items featuring wheat flour tortillas.

   The volume of corn flour sold to third parties grew 8%, primarily because of
    Better retail sales due to various factors, including, among others, (1) continued focus on the Hispanic population in the U.S., which uses corn flour regularly in meal preparation; (2) further strengthening of the MASECA® brand through promotion and advertising initiatives; (3) greater consumer awareness of the superior quality of MASECA® corn flour; and (4) increased distribution.
    Strong demand from current U.S. trade customers that have increased their production of tortillas and tortilla chips
    The continuing influx of new trade customers that have converted from the traditional cooked corn method to the corn flour method
The 13% increase in net sales reflected the volume growth noted above and, to a lesser extent, corn flour and tortilla price increases implemented during 1Q03 to offset higher corn and energy costs.

Cost of sales as a percentage of net sales decreased to 52.8% from 53.4%. The price increases noted above and the better absorption of fixed manufacturing costs (in connection with higher sales volume) largely offset higher corn and natural gas costs and the increasing cost of new technologies associated with the ''Great New Taste'' recipe for corn tortillas. In absolute terms, cost of sales increased 12% due to the higher sales volume and costs mentioned above.

SG&A as a percentage of net sales decreased to 36.3% from 36.4% due to better expense absorption in connection with the increase in net sales. In absolute terms, SG&A increased 13%, commensurate with the increase in sales volume.

Operating income increased 22% to Ps 309 million, due largely to the aforementioned sales volume growth and price increases implemented to offset higher corn and energy costs. Operating margin improved to 11.0% from 10.2%.

GIMSA

Sales volume increased 1% as a result of higher bulk sales to packaged tortilla and tortilla chip producers and to supermarket in-store tortilla shops. To a lesser extent, higher volumes to DICONSA (the Mexican government's social welfare and distribution program) also contributed to this increase.

A 7% increase in net sales reflected mainly higher corn flour prices in connection with higher corn costs. Greater volume also contributed to the increase in net sales, albeit to a lesser extent.

Cost of sales as a percentage of net sales increased to 73.0% from 70.3% because GIMSA's price increases, made gradually in an effort to stimulate volume growth, did not fully reflect higher corn costs. In absolute terms, cost of sales increased 11%, mainly as a result of higher corn costs and, to a lesser extent, higher fuel, electricity, and additive costs.

SG&A as a percentage of net sales dropped to 18.9% from 19.1% due to better expense absorption related to higher corn flour prices. In absolute terms, SG&A increased 6%, resulting mostly from higher selling expenses due to improvements in the commercialization and customer-service infrastructure.

Operating income declined 19% to Ps 105 million, and operating margin fell to 8.1% from 10.6% because (1) higher corn costs were not fully reflected in the company's corn flour prices, and (2) GIMSA strengthened its commercialization and customer-service infrastructure. GIMSA has consistently improved margins throughout each quarter of 2003, however, and is planning to implement additional price increases, which should enable it to continue to improve margins.

For additional information, see GIMSA ''Management's Discussion and Analysis of Results of Operations and Financial Condition for the Third Quarter 2003,'' available through GRUMA's website, www.gruma.com, and through GIMSA's website, www.gimsa.com.

VENEZUELA OPERATIONS

Sales volume increased 20% driven mainly by a sharp increase in wheat flour volume as a result of (1) better coverage of and distribution to bakeries, and (2) the development of new value-added products. The Venezuela operations also experienced higher sales volume in corn flour and other products (especially canned sea products and rice). The introduction of new value-added products (e.g., pastas, flavored corn flour, and pre-mixed wheat flour) and presentations throughout the operations as a whole has contributed to the overall improvement.

Net sales increased 24%, reflecting the sales volume growth mentioned above and, to a lesser extent, higher prices in connection with the aforementioned new value-added products (which enjoy higher prices) and the implementation of prices increases.

Cost of sales as a percentage of net sales increased to 71.3% from 69.9% because increases in the cost of raw materials (especially corn and wheat) and the devaluation impact on wheat (which is imported) were not fully reflected in corn flour and wheat flour prices due to price controls implemented by the Venezuelan government effective February 2003. These cost increases were partially offset by better fixed-cost absorption and manufacturing efficiencies, extraction yield and overhead expenses in particular. In absolute terms, cost of sales increased 26% as a result of the sales volume growth noted above and, to a lesser extent, the increases in corn and wheat costs and the effect of devaluation on imported wheat costs.

SG&A as a percentage of net sales decreased to 14.2% from 18.9% due to (1) lower SG&A in dollar terms in connection with the bolivar devaluation, and (2) better absorption of fixed expenses in connection with increased net sales. In absolute terms, SG&A decreased 8%.

Operating income increased 61% to Ps 133 million. Operating margin increased to 14.5% from 11.1%. The main drivers of these improvements were the aforementioned 20% volume growth, which resulted in better expense absorption, and lower SG&A.

MOLINERA DE MEXICO
An 8% increase in sales volume was driven by a rise in bulk sales resulting mainly from increased sales to GAMESA, Mexico's largest cookie maker.

Net sales increased 9%, mainly because of the 8% volume increase and, to a lesser extent, higher wheat flour prices in connection with higher wheat costs.

Cost of sales as a percentage of net sales increased to 88.0% from 80.7% because a more competitive environment prevented the company from raising the price of its bulk presentation commensurate with higher wheat costs, especially in the central region of Mexico. A change in the sales mix favoring bulk presentation also contributed to the increase. In absolute terms, cost of sales grew 18% due to the increases in wheat costs and sales volume mentioned above.

As a percentage of net sales, SG&A decreased to 17.5% from 19.1% as a result of the increase in net sales, which allowed for better expense absorption and, to a lesser extent, lower SG&A. SG&A fell 1% in absolute terms, mostly because of lower administrative expenses, which more than offset higher freight expenses in connection with increased volume.

Molinera de Mexico reports an operating loss of Ps 25 million, compared to operating income of Ps 1 million reported for 3Q02, mainly because stronger competition, especially in the central region of Mexico, prevented the company from raising wheat flour prices until September. Such increases were, however, insufficient to fully offset higher wheat costs during the quarter.

GRUMA CENTRO AMERICA

Sales volume increased 2% because of higher corn flour volume resulting from a restructuring of the sales department in Guatemala, which changed distribution routes and market analysis.

Net sales declined 1% because of lower corn flour prices resulting from (1) a shift in the corn flour product mix toward cheaper brands (flankers and private label) and bulk presentation, and (2) corn flour price discounts implemented to meet intensified competition from the traditional cooked-corn method and other corn flour producers.

Cost of sales as a percentage of net sales rose to 68.6% from 64.3%, primarily as a result of the aforementioned lower corn flour prices. To a lesser extent, cost of sales also rose in the hearts of palm and snack businesses. In the case of hearts of palm, the combination of higher costs (due to the local shortage of heart-of-palm stems) and lower prices (due to strong competition and a change in the sales mix) contributed to the rise. The snack business was also affected by lower fixed-cost absorption in connection with a decline in volumes resulting from higher prices. In absolute terms, cost of sales increased 6% due mainly to higher costs in the hearts of palm business in connection with the aforementioned shortage of heart-of- palm stems.

SG&A as a percentage of net sales decreased to 31.0% from 31.7% and declined 3% in absolute terms. The decrease came mainly from a reduction in the number of distribution routes and, to a lesser extent, lower salaries, work-force reduction, and the optimization of information technology expenses.

Operating income fell to Ps 1 million from Ps 12 million in 3Q02; operating margin declined to 0.3% from 4.1%. These decreases resulted mainly from (1) lower corn flour prices due to discounts and a change in the product mix, and (2) the aforementioned lower fixed-cost absorption in the snack business due to lower sales volume resulting from higher prices.

OTHER AND ELIMINATIONS 2
Operating loss was Ps 43 million, Ps 18 million less than in 3Q02. Most of the reduction derived from lower administrative expenses at GRUMA's corporate offices and, to a lesser extent, smaller losses in PRODISA resulting from higher sales volume due to the introduction of warm tortillas.

2 Other and Eliminations include PRODISA, corporate services, technology operations, and accounting eliminations.

CONFERENCE CALL
The company will hold a conference call to discuss 3Q03 results on October 24, 2003, at 11:30 a.m. ET (10:30 a.m. Mexico and CT / 9:30 a.m. MT / 8:30 a.m. PT). From the U.S. or Canada please call (800) 915-4836; international or local callers dial (973) 317-5319. The conference call will also be web-cast live via the GRUMA corporate website, www.gruma.com. For the conference replay, please call (800) 428-6051 or (973) 709-2089 and enter pass code 310491. For further details, please go to the Investor Relations page of the website. The audio web-cast will be archived on the site.

Founded in 1949, GRUMA is the world's largest corn flour and tortilla producer. GRUMA is engaged primarily in the production, marketing, distribution, and sale of corn flour, package tortillas, and wheat flour. With leading brands in most of its markets, GRUMA operates principally through the following subsidiaries: Gruma Corporation, GRUMA's wholly owned corn flour and tortilla subsidiary in the United States and Europe; Grupo Industrial Maseca, S.A. de C.V. (''GIMSA''), the company's 83%-owned corn flour subsidiary in Mexico; Molinera de Mexico, GRUMA's 60%-owned wheat flour subsidiary in Mexico; Gruma Centro America, GRUMA's wholly owned corn flour subsidiary based in Costa Rica; and Productos y Distribuidora Azteca, S.A. de C.V. (PRODISA), GRUMA's wholly owned packaged tortilla subsidiary in Northern Mexico. GRUMA also produces corn flour and wheat flour in Venezuela through MONACA, a 95%-owned subsidiary, and DEMASECA, a 50%-owned subsidiary. Headquartered in Monterrey, Mexico, GRUMA has 14,500 employees and 74 plants and, in 2002, had net sales of US$1.8 billon, of which 48% derived from the United States and Europe operations. For more information, visit www.gruma.com.

ACCOUNTING PROCEDURES
The consolidated figures have been restated in pesos of constant purchasing power as of September 30, 2003, and were prepared in accordance with Accounting Principles Generally Accepted in Mexico, commonly referred to as ''Mexican GAAP''.
The restatement was determined as follows:

  The consolidated figures are restated to period-end constant local currencies following the provisions of bulletin B-10, applying the general consumer price index from the country in which the subsidiary operates.
  Once consolidated figures are restated, they are converted to Mexican pesos, applying the exchange rate in effect at the end of the period.

  For comparability purposes, the 2002 consolidated figures have been restated in Mexican pesos by utilizing a weighted-average restatement factor, which considers the relative total sales contribution by country for the year ended December 31, 2002, and the corresponding inflation and exchange-rate fluctuations during that period.

FOR ANALYSIS PURPOSES OF THIS REPORT
The results of foreign operations were determined as follows:

  Figures for Gruma Corporation were converted from dollars to pesos using convenience translations with the exchange rate of Ps 11.01/dollar as of September 30, 2003. The differences between Mexican GAAP and U.S. GAAP, applied to Gruma Corporation, are reflected in the column entitled ''Other and Eliminations''.

  Figures for foreign subsidiaries in Central America and Venezuela were converted from the currency of the country in which the subsidiary operates (in constant terms) into dollars, and then from dollars to pesos using convenience translation with the exchange rate of Ps 11.01/dollar as of September 30, 2003.

This report may contain certain forward-looking statements and information relating to GRUMA, S.A. de C.V., and its subsidiaries (collectively, ''GRUMA'') that are based on the beliefs of its management as well as assumptions made by and information then available to GRUMA. Such statements reflect the views of GRUMA with respect to future events and are subject to certain risks, uncertainties, and assumptions. Many factors could cause the actual results, performance, or achievements of GRUMA to be materially different from historical results or any future results, performance, or achievements that may be expressed or implied by such forward-looking statements. Such factors include, among others, changes in economic, political, social, governmental, business, or other factors globally or in Mexico, the United Sates, Latin America, or any other countries in which GRUMA does business, and world corn and wheat prices. If one or more of these risks or uncertainties materializes, or underlying assumptions are proven incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated, expected, or targeted. GRUMA does not intend, and undertakes no obligation, to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

GRUMA, S.A. DE C.V., AND SUBSIDIARIES

(Millions of constant pesos as of September 30, 2003)

FINANCIAL HIGHLIGHTS

	QUARTERS					YTD SEPTEMBER		
INCOME STATEMENT SUMMARY	**3Q03**	3Q02	VAR (%)	2Q03	VAR (%)	**2003**	2002	VAR (%)
NET SALES	**5,842**	5,234	12	5,457	7	**16,581**	14,748	12
GROSS PROFIT	**2,135**	1,960	9	1,976	8	**5,995**	5,568	8
GROSS MARGIN (%)	**36.6%**	37.5%		36.2%		**36.2%**	37.8%	
OPERATING INCOME	**479**	417	15	388	24	**1,174**	1,093	7
OPERATING MARGIN (%)	**8.2%**	8.0%		7.1%		**7.1%**	7.4%	
COMPREHENSIVE FINANCING COST (INCOME)	**185**	153		46		**350**	517	
INTEREST EXPENSE	**129**	147		133		**404**	444	
INTEREST INCOME	**(13)**	(14)		(14)		**(45)**	(48)	
FOREIGN EXCHANGE LOSS (GAIN)	**82**	32		(34)		**144**	182	
MONETARY POSITION (GAIN) LOSS	**(13)**	(12)		(39)		**(153)**	(61)	
OTHER (INCOME) EXPENSE, NET	**38**	32		28		**100**	(11)	
TAXES AND EMPLOYEES' PROFIT SHARING	**233**	157		175		**529**	347	
EQUITY EARNINGS, ASSOCIATED COMPANIES	**(65)**	(104)		(72)		**(174)**	(142)	
NET INCOME	**88**	178	(50)	211	(58)	**369**	383	(3)
MAJORITY NET INCOME	**56**	129	(56)	159	(64)	**248**	232	7
EARNINGS PER SHARE[1]	**0.13**	0.29	(57)	0.36	(65)	**0.55**	0.53	5
EARNINGS PER ADR (US$)[2]	**0.05**	0.11	(57)	0.14	(65)	**0.21**	0.20	5
DEPRECIATION AND AMORTIZATION AFFECTING OPERATING INCOME	**264**	253		258		**777**	745	
DEPRECIATION AND AMORTIZATION, TOTAL	**293**	279		284		**864**	715	
EBITDA[3]	**744**	669	11	646	15	**1,951**	1,838	6
INVESTMENTS	**268**	116		111		**495**	493	

BALANCE SHEET SUMMARY	**Sep-03**	Sep-02	VAR (%)	Jun-03	VAR (%)
CASH AND CASH EQUIVALENTS	**845**	623	36	541	56
TRADE ACCOUNTS RECEIVABLE	**2,301**	2,260	2	2,209	4
OTHER ACCOUNTS RECEIVABLE	**815**	731	11	741	10
INVENTORIES	**2,298**	2,032	13	2,373	(3)
CURRENT ASSETS	**6,446**	5,813	11	6,139	5
PROPERTY, PLANT, AND EQUIPMENT, NET	**12,630**	13,289	(5)	12,846	(2)
TOTAL ASSETS	**22,434**	22,757	(1)	22,414	0
SHORT-TERM DEBT	**183**	764	(76)	559	(67)
CURRENT LIABILITIES	**2,739**	3,328	(18)	2,825	(3)
LONG-TERM DEBT	**6,422**	6,331	1	6,173	4
TOTAL LIABILITIES	**10,230**	10,105	1	9,939	3
MAJORITY STOCKHOLDERS' EQUITY	**9,610**	9,950	(3)	9,451	2
STOCKHOLDERS' EQUITY	**12,204**	12,652	(4)	12,475	(2)
CURRENT ASSETS/CURRENT LIABILITIES	**2.35**	1.75		2.17	
TOTAL LIABILITIES/STOCKHOLDERS' EQUITY	**0.84**	0.80		0.80	
DEBT/(DEBT + STOCKHOLDERS' EQUITY)	**0.35**	0.36		0.35	
BOOK VALUE PER SHARE[1]	**21.31**	22.52		21.31	

[1] On the basis of 450,897,743 shares as of September 30, 2003, 441,781,786 shares as of September 30, 2002, and 443,504,343 shares as of June 30, 2003.

[2] Each ADR represents four ordinary shares; the exchange rate used was Ps 11.01 per dollar as of September 30, 2003.

[3] EBITDA = operating income + depreciation and amortization affecting operating income.

CREDITS BREAKDOWN
(Thousands of Pesos)

CREDIT / TYPE / INSTITUTION	AMORT. DATE	RATE OF INT.	DENOMINATED IN PESOS		AMORTIZATION OF CREDITS IN NATIONAL ENTITIES						AMORTIZATION OF CREDITS IN FOREIGN ENTITIES					
			UNTIL 1 YEAR	MORE THAN 1 YEAR	CURRENT YEAR	UNTIL 1 YEAR	UNTIL 2 YEARS	UNTIL 3 YEARS	UNTIL 4 YEARS	UNTIL 5 YEARS	CURRENT YEAR	UNTIL 1 YEAR	UNTIL 2 YEARS	UNTIL 3 YEARS	UNTIL 4 YEARS	UNTIL 5 YEARS
BANKS																
UNSECURED DEBT																
RABOBANK	02/10/03	0.00	-	-	-	-	-	-	-	-	60,555	-	-	-	-	-
SCOTIABANK	30/05/2006	3.31	-	-	-	-	-	-	-	-	6,571	20,036	27,525	16,417	-	-
SCOTIABANK	29/04/2006	3.57	-	-	-	-	-	-	-	-	2,907	8,850	12,135	7,200	-	-
SCOTIABANK	3/10/03	3.31	-	-	-	-	-	-	-	-	5,505	-	-	-	-	-
SCOTIABANK	14/11/2003	3.35	-	-	-	-	-	-	-	-	12,111	-	-	-	-	-
BANCO DEL CARIBE	29/03/2004	18.00	-	-	-	-	-	-	-	-	-	13,763	-	-	-	-
BANCO DE VENEZUELA	5/3/04	18.00	-	-	-	-	-	-	-	-	-	6,881	-	-	-	-
BANCO DE VENEZUELA	12/3/04	17.60	-	-	-	-	-	-	-	-	-	6,881	-	-	-	-
BANCO DE VENEZUELA	5/11/03	22.00	-	-	-	-	-	-	-	-	10,321	-	-	-	-	-
VITH VARRANTY																
SAN ANTONIO I.D.B.	1/11/2009	2.38	-	-	-	-	-	-	-	-	-	-	-	-	-	45,086
HOUSTON I.D.B.	1/11/2009	2.38	-	-	-	-	-	-	-	-	-	-	-	-	-	70,904
OTHER FINANCIAL ENTITIES																
JP MORGAN CHASE (YANKEE)	9/10/2007	7.63	-	-	-	-	-	-	-	-	-	-	-	-	-	2,752,500
BANK OF AMERICA	23/12/2005	3.13	-	-	-	-	-	-	-	-	-	-	550,500	2,752,500	-	-
DEVENTURES	1/7/2004	3.80	-	-	-	-	-	-	-	-	-	15,161	-	-	-	-
CARL HUGHES	22/07/2009	7.00	-	-	-	-	-	-	-	-	782	-	837	892	958	2,136
JOHN HANCOCK	1/2/2009	7.96	-	-	-	-	-	-	-	-	12,033	484	13,554	14,676	15,887	137,823
TOTAL BANKS			**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**110,785**	**72,056**	**604,551**	**2,791,685**	**16,845**	**3,008,449**
SUPPLIERS																
OTHERS			409,640	-	-	253,298	-	-	-	-	-	-	-	-	-	-
TOTAL SUPPLIERS			**409,640**	**0**	**0**	**253,298**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**
OTHER LIABILITIES			-	6,246	1,878,406	-	53,292	-	-	-	-	-	-	-	-	-
OTHER CURRENT LIABILITIES AND OTHER CREDITS			**0**	**6,246**	**1,878,406**	**0**	**53,292**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**
TOTAL			**409,640**	**6,246**	**1,878,406**	**253,298**	**53,292**	**0**	**0**	**0**	**110,785**	**72,056**	**604,551**	**2,791,685**	**16,845**	**3,008,449**

SELLS DISTRIBUTION BY PRODUCT
DOMESTIC SELL

MAIN PRODUCT	TOTAL PRODUCTION		NET SALES		MARKET	MAIN	
	VOLUME	AMOUNT	VOLUME	AMOUNT	SHARE (%)	TRADEMARKS	COSTUMERS
CORN FLOUR	1,039,001	2,818,876	1,049,532	3,753,677	76	MASECA	TORTILLA SHOP
	-	-	-	-	-		SUPER MARKET
TORTILLA OF CORN	8,836	28,137	7,961	51,282	28	MISION	CONVENIENCE STORE
TORTILLA OF WHEAT	4,451	20,530	4,021	56,792	34	MISION	CONVENIENCE STORE
FRITTER	3,047	35,113	1,634	33,987	37	MISION	CONVENIENCE STORE
WHEAT FLOUR	430,437	1,015,853	417,842	1,399,221	16	DILUVIO,MTY.SELECTA	SUPER MARKET
SERVICES AND OTHERS	-	-	-	10,685	-		-
TOTAL		3,918,509		5,305,644			

FOREIGN SELL

MAIN PRODUCT	NET SALES		DESTINATION	MAIN	
	VOLUME	AMOUNT		TRADEMARKS	COSTUMERS
CORN AND WHEAT FLOUR	289,387	2,554,790	C. Y S.AMERICA	MASECA, MASA RICA	SUPER MARKET
TORTILLA	5,963	110,635			
PALMITO (BOXS EQ.)	1,564	111,251	EUROPE	GIGANTE VERDE	GIGANTE VERDE
TOSTY	1,564	109,117	C. Y S.AMERICA	TOSTY	RETAIL
RICE (QUINTALES)	17,721	176,711	C. Y S.AMERICA	LUISIANA	SUPER MARKET
OAT	-	14,826	S.AMERICA		
-	-	-	-	-	-
PRODUCTOS E.E.U.U.:	-	-			
CORN FLOUR	180,348	1,613,317	E.U.A.	GUERRERO, MISSION	CONSUMER
TORTILLA,CHIPS,SHEL	294,582	6,584,354	E.U.A.	GUERRERO, MISSION	CONSUMER
-	-	-	-	-	-
SERVICES AND OTHERS	-	623	E.U.A.		
-	-	-	-	-	-
-	-	-	-	-	-
TOTAL		11,275,624			

INTEGRATION OF THE PAID SOCIAL CAPITAL STOCK
CHARACTERISTICS OF THE SHARES

SERIES	NOMINAL VALUE	VALID COUPON	NUMBER OF SHARES				CAPITAL STOCK (Thousands of Pesos)	
			PORTION	PORTION	MEXICAN	SUBSCRIPTION	FIXED	VARIABLE
B		-	450,897,743			450,897,743	4,419,783	
TOTAL			**450,897,743**	-	-	**450,897,743**	**4,419,783**	-

ADR'S: 4 ORDINARY SHARE TO 1 ADR'S